SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           WESTELL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
                     Class B Common Stock, par value $0.01(1)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  957541-10-5 (Number for Class A Common Stock)
--------------------------------------------------------------------------------
                                  CUSIP Number

                    December 31, 1998 (end of calendar year)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)
         / /      Rule 13d-1(c)
         /X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
(1) Although not registered under Section 12 of the Exchange Act of 1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.

CUSIP NO. 957541-10-5

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Melvin J. Simon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A)      X
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

  NUMBER OF      5.  SOLE VOTING POWER

   SHARES 233,164 Class B Common Stock (at December 31, 1998) 12,000 Class A Common Stock (at December 31, 1998)

BENEFICIALLY     6.  SHARED VOTING POWER

  OWNED BY                19,294,404 Class B Common Stock (at December 31, 1998)

    EACH         7.  SOLE DISPOSITIVE POWER

  REPORTING               233,164 Class B Common Stock (at December 31, 1998)
                          12,000 Class A Common Stock (at December 31, 1998)

   PERSON        8.  SHARED DISPOSITIVE POWER

    WITH                  19,294,404 Class B Common Stock (at December 31, 1998)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          19,539,568 Class B Common Stock (at December 31, 1998)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 82.2% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             Approximately 100.0% of outstanding shares of Class B Common Stock.

12.      TYPE OF REPORTING PERSON:  IN

CUSIP NO. 957541-10-5

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert C. Penny III

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A)      X
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

  NUMBER OF   5.  SOLE VOTING POWER

   SHARES                0

BENEFICIALLY  6.  SHARED VOTING POWER

  OWNED BY               0

    EACH      7.  SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON     8.  SHARED DISPOSITIVE POWER

    WITH                 19,294,404 Class B Common Stock (at December 31, 1997)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         19,294,404 Class B Common Stock (at December 31, 1997)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 81.2% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             Approximately 98.8% of outstanding shares of Class B Common Stock.

12.      TYPE OF REPORTING PERSON:  IN

Item 1(a)   NAME OF ISSUER:    Westell Technologies, Inc.

Item 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     750 North Commons Drive, Aurora, Illinois  60504

Item 2(a)   NAME OF PERSON FILING:

            Robert C. Penny III and Melvin J. Simon

Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                     4343 Commerce Court, Suite 114, Lisle, Illinois  60532

Item 2(c)   CITIZENSHIP:   United States

Item 2(d)   TITLE OF CLASS OF SECURITIES:

            Class B Common Stock, $0.01 par value per share, of Westell Technologies, Inc. Class B Common Stock has four votes per share and automatically converts into Class A Common Stock (one vote per share) unless transferred to certain family members of Robert C. Penny III, Gary F. Seamans or Melvin J. Simon.

Item 2(e)   CUSIP NUMBER:

            The CUSIP number of the Class A Common Stock is 957541-10-5. Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

Item 3      THE PERSON FILING THIS STATEMENT IS A:

            This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable.

Item 4      OWNERSHIP

            (a)      Amount Beneficially Owned as of December 31, 1998:

                     Robert C. Penny III: 19,294,404 Class B Common Stock Melvin J. Simon: 19,527,568 Class B Common Stock and
                                       12,000 Class A Common Stock

            (b)      Percent of Class:

                     Robert C. Penny III:

                     Approximately 81.2% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                     Approximately 98.8% of outstanding voting power Class B Common Stock.

                           Melvin J. Simon:

                           Approximately 82.2% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                           Approximately 100.0% of outstanding shares of Class B Common Stock.

                  (c) Number of shares as to which such person has as of
                      December 31, 1998:

                     (i)   sole power to vote or to direct the vote:

                                  Robert C. Penny III: 0
                                  Melvin J. Simon: 233,164 Class B Common Stock
                                                   12,000 Class A Common Stock

                    (ii) shared power to vote or to direct the vote:

                                  19,294,404 Class B Common Stock

                   (iii) sole power to dispose or direct the disposition of:

                                  Robert C. Penny III:  0
                                  Melvin J. Simon: 233,164 Class B Common Stock
                                                   12,000 Class A Common Stock

                    (iv) shared power to dispose or direct the disposition of:

                                  19,294,404 Class B Common Stock

Item 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

Item 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Messrs. Penny and Simon beneficially own an aggregate of 19,294,404 shares of Class B Common Stock as Voting Trustees of a Voting Trust formed pursuant to the Voting Trust Agreement dated February 23, 1994, as amended, among Robert C. Penny III and Melvin J. Simon, as co-trustees, and certain members of the Penny family and the Simon family. As beneficiaries of the voting trust, Robert C Penny III, the Trust for the benefit of Makayla Grace Penny, Marlene D. Foskett, Barbara J. Pruitt, the Trust for the benefit of Barbara J. McDonough under the terms of the Florence R. Penny Children's Trust, the Trust for the benefit of Marlene D. Foskett under the terms of the Florence R. Penny's Children Trust and the Trust for the benefit of Robert C. Penny III under the terms of the Florence R. Penny's Children's Trust each have the right to receive more than 5% of the dividends with respect to the Class B Common Stock.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

Item 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Please see the response to Item 6 above.

Item 9      NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

Item 10     CERTIFICATION:

            Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 6, 1999
                                            ------------------------------------
                                            Date


                                            /s/ Robert C. Penny III
                                            ------------------------------------
                                            Robert C. Penny III


                                            /s/ Melvin J. Simon
                                            ------------------------------------
                                            Melvin J. Simon


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).